Pricing Term Sheet, dated September 16, 2019 relating to

Preliminary Prospectus Supplement, dated September 16, 2019 to

Prospectus, dated January 3, 2018

Registration No. 333-222392

Athene Holding Ltd.

Pricing Term Sheet

September 16, 2019

12,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a

Share of 5.625% Fixed Rate Perpetual Non-Cumulative

Preference Shares, Series B, Par Value $1.00 per share

(Liquidation Preference $25,000 per share)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on September 16, 2019 relating to its prospectus dated January 3, 2018.

Issuer:	Athene Holding Ltd. (“Issuer”).

Security Type:	Depositary Shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 5.625% Fixed Rate Perpetual Non-Cumulative Preference Shares, Series B (the “Series B Preference Shares”).

Size:	12,000,000 Depositary Shares ($300,000,000 aggregate liquidation preference); or 13,800,000 Depositary Shares ($345,000,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional Depositary Shares in full.

Option to Purchase Additional Depositary Shares:	Up to 1,800,000 additional Depositary Shares, solely to cover over-allotments.

Trade Date:	September 16, 2019.

Settlement Date*:	September 19, 2019 (T+3) (the “Settlement Date”).

Maturity:	Perpetual.

Liquidation Preference:	$25,000 per Series B Preference Share (equivalent to $25.00 per Depositary Share).

Anticipated Ratings (Fitch / S&P)**:	BBB- / BBB-

Dividend Payment Dates:	When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, the Issuer will pay dividends on a non-cumulative basis, quarterly in arrears, on the 30th day of March, June, September and December of each year, accruing from and including the Settlement Date, commencing on December 30, 2019.

Dividend Rate (Non-Cumulative):	From and including the Settlement Date, at an annual rate of 5.625%, only when, as and if declared.

Initial Dividend Rate:	$394.53 per Series B Preference Share (equivalent to $0.39453 per Depositary Share) for the initial dividend period, only if declared.

Day Count:	30/360.

Optional Redemption:	The Series B Preference Shares represented by the Depositary Shares are not redeemable prior to September 30, 2024, except in specified circumstances relating to certain tax events or corporate events or within 90 days following the occurrence of a “capital disqualification event” or the occurrence of a “rating agency event” (at such prices set forth and as each term is defined in the preliminary prospectus supplement). On and after September 30, 2024, the Series B Preference Shares represented by the Depositary Shares will be redeemable at the Issuer’s option, in whole or from time to time in part, at a redemption price equal to $25,000 per Series B Preference Share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends. Redemption may require the receipt of any required prior approval from the “capital regulator” and the satisfaction of any conditions to the redemption set forth in the capital guidelines and applicable regulations of the “capital regulator” (as each term is defined in the preliminary prospectus supplement).

Public Offering Price:	$25.00 per Depositary Share / $300,000,000 total.

Underwriting Discount (Retail):	$0.7875 per Depositary Share / $9,188,943.75 total based on 11,668,500 Depositary Shares (Retail) or $10,606,443.75 total if the underwriters exercise their over-allotment option in full and sell those Depositary Shares to retail investors.

Underwriting Discount (Institutional):	$0.5000 per Depositary Share / $165,750.00 total based on 331,500 Depositary Shares (Institutional).

Proceeds (after Underwriting Discount and Before Expenses) to the Issuer:	$290,645,306.25 (or $334,227,806.25 assuming the underwriters exercise their over-allotment option in full and sell those Depositary Shares to retail investors).

Expected Listing:	The Issuer intends to list the Depositary Shares on The New York Stock Exchange under the symbol “ATHPrB.”

CUSIP / ISIN for the Depositary Shares:	04686J 200 / US04686J2006.

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. UBS Securities LLC RBC Capital Markets, LLC

Joint Lead Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	BMO Capital Markets Corp. U.S. Bancorp Investments, Inc.

*

The Issuer expects that delivery of the Depositary Shares will be made to investors on or about September 19, 2019 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the delivery of the Depositary Shares hereunder will be required, by virtue of the fact that the Depositary Shares initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery should consult their own advisor.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The rating of the Depositary Shares should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus can be obtained by contacting Wells Fargo Securities, LLC toll-free at (800) 645-3751, BofA Securities, Inc. toll-free at (800) 294-1322, UBS Securities LLC toll-free at (888) 827-7275 or RBC Capital Markets, LLC toll-free at (866) 375-6829.

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